UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Star Bulk Carriers Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

Sophia Damigou Attorney-At-Law Millennia Holdings LLC c/o Oceanbulk Maritime S.A. 40, Ag Konstantinou Av. Maroussi 151 24 Greece
011-30-210-6387235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K121	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Millennia Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,262,719 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,262,719 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,262,719 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14	TYPE OF REPORTING PERSON OO
___________________

(1)
In its capacity as the direct owner of 5,051,148 shares of common stock of the Issuer.  Millennia Holdings LLC also has the right to acquire an additional 211,571 shares of common stock of the Issuer that are currently held in escrow and will be released upon the distribution of the Heron Vessels (as hereinafter defined), which could occur within 60 days.

(2)
Ownership percentages set forth in this Schedule 13D are based upon a total of 83,597,969 shares of common stock of the Issuer issued and outstanding as of July 11, 2014, upon the closing of the Merger, as reported in the Issuer’s proxy statement filed as an exhibit to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 20, 2014.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oceanbulk Maritime S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,262,719 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,262,719 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,262,719 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO
___________________

(1)	Solely in its capacity as the manager of Millennia Holdings LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mirabel Shipholding & Invest Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,592,728 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,592,728 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,592,728 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO
___________________

(1)	In its capacity as the direct owner of 3,592,728 shares of common stock of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Milena Maria Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,313,054 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,313,054 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,313,054 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN
___________________

(1)
In her capacity as the direct owner of 1,050,335 shares of common stock of the Issuer.  In addition, Ms. Milena Maria Pappas may be deemed the beneficial owner of 5,051,148 shares directly owned by Millennia Holdings LLC and an additional 211,571 shares that are currently held in escrow and could be released to Millennia Holdings LLC within 60 days.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 6 of 13

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Shares”) of Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Star Bulk Management Inc., 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece.

As of July 21, 2014, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of Common Shares (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background

(a) – (c) & (f)

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by: (i) Millennia Holdings LLC, a Marshall Islands limited liability company (“Millennia Holdings”), whose principal business is to own, invest and dispose of securities and consummate the transactions contemplated by the Merger Agreement (as defined below); (ii) Oceanbulk Maritime S.A., a Liberia corporation (“Oceanbulk Maritime”), whose principal business is to serve as the manager of joint ventures; (iii) Mirabel Shipholding & Invest Limited (“Mirabel”), whose principal business is to own, invest and dispose of securities; and (iv) Ms. Milena Maria Pappas, a Greek citizen whose principal employment is in the commercial department of Oceanbulk Maritime (together with Millennia Holdings, Oceanbulk Maritime and Mirabel, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of July 21, 2014, a copy of which is attached hereto as Exhibit A.

Set forth in the attached Annex A is a listing of the directors, executive officers and managers, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oceanbulk Maritime S.A., 40, Ag Konstantinou Av., Maroussi 151 24, Greece, Attention: Sophia Damigou, Attorney-At-Law.

(d) and (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

CUSIP No. Y8162K121	SCHEDULE 13D	Page 7 of 13

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Merger Agreement (as hereinafter defined), on July 11, 2014, Millennia Limited Liability Company (the “Pappas Holdco”), a Marshall Islands limited liability company and a wholly owned subsidiary of Millennia Holdings controlled by certain immediate family members of the Issuer’s Chief Executive Officer and Director Mr. Petros Pappas, including Milena Maria Pappas, which owned equity interests in Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (collectively, “Oceanbulk”), merged with and into a subsidiary of the Issuer, with such subsidiary continuing as the surviving companies and wholly owned subsidiaries of the Issuer.  As consideration for the Merger (as hereinafter defined), Millennia Holdings received an aggregate of 4,839,577 Common Shares.  Millennia Holdings also received the right to receive an additional 211,571 Common Shares as consideration for the acquisition by the Issuer of the Heron Vessels (as hereinafter defined), which shares have been deposited by the Issuer into escrow and will be released to Millennia Holdings at the time the Heron Vessels are distributed to the Issuer and certain other vessels are distributed from the Heron JV (as hereinafter defined) to Oceanbulk’s joint venture partner in the Heron JV.

Pursuant to the Pappas Agreement (as hereinafter defined), on July 11, 2014, Mirabel, Mirach Shipping Company Limited (“Mirach”) and Bluesea Invest and Holding Limited (together with Mirabel and Mirach, the “Pappas Entities”) sold their equity interests in Dioriga Shipping Co. (“Dioriga”) and Positive Shipping Company (“Positive Shipping”) to the Issuer.  As consideration for the Pappas Companies Acquisition (as hereinafter defined), Mirach received an aggregate of 1,304,427 Common Shares, which were immediately distributed to Mirabel, and Bluesea received an aggregate of 2,288,301 Common Shares, which were immediately distributed to Mirabel.

Item 4.          Purpose of Transaction

The Reporting Persons acquired the Subject Shares for investment purposes and for the purposes described below.

The descriptions of the Transactions, the Merger Agreement, the Share Purchase Agreement and the Shareholders Agreement (each, as hereinafter defined) contained in Item 6 below are hereby incorporated by reference into this Item 4.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Shares will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of Common Shares. At any time, additional Common Shares may be acquired or some or all of the Common Shares beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Subject Shares and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other shareholders of the Issuer or other third parties regarding such matters.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 8 of 13

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D are based upon a total of 83,597,969  Common Shares issued and outstanding as of July 11, 2014, upon the closing of the Merger, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on June 20, 2014.

Millennia Holdings directly holds 5,051,148 Common Shares and has the right to acquire an additional 211,571 Common Shares, which are currently held in escrow and will be released upon the distribution of the Heron Vessels, which could occur within 60 days, representing approximately 6.3% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

Oceanbulk Maritime, in its capacity as the manager of Millennia Holdings, has the ability to direct the management of Millennia Holdings’ business, including the power to vote and dispose of securities held by Millennia Holdings; therefore, Oceanbulk Maritime may be deemed to beneficially own Millennia Holdings’ Subject Shares.

Mirabel directly holds 3,592,728 Common Shares, representing approximately, 4.3% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

Ms. Milena Maria Pappas directly holds 1,050,335 Common Shares and, as the ultimate controlling shareholder of Millennia Holdings, may be deemed to beneficially own an additional 5,051,148 Common Shares directly owned by Millennia Holdings, and an additional 211,571 Common Shares, which are currently held in escrow and could be released to Millennia Holdings within 60 days. Ms. Pappa's aggregate beneficial ownership represents approximately 7.5% of the issued and outstanding Common Shares, and she has the sole power to vote and dispose of such Common Shares.

Pursuant to a shareholders agreement between the Issuer, Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”) and certain of Dry Bulk Holdings’ affiliates, dated as of July 11, 2014 (the “Oaktree Shareholders Agreement”), Dry Bulk Holdings and its affiliates will be required to vote their voting securities in the Issuer in excess of a 33% “voting cap” (subject to adjustment as provided therein) proportionately with the votes cast by the other shareholders of the Issuer, with certain exceptions (the “Pass-Through Voting Matters”).  As a result, Millennia Holdings may be deemed to beneficially own up to an additional 4.6% of the Issuer’s Common Shares, Mirabel may be deemed to beneficially own up to an additional 3.1% of the Issuer’s Common Shares and Ms. Milena Maria Pappas may be deemed to beneficially own up to an additional 5.5% of the Issuer’s Common Shares, in each case with respect to the Pass-Through Voting Matters.  This additional beneficial ownership represents the proportional interest of each Reporting Person, as a holder of Common Shares that is not affiliated with Dry Bulk Holdings or party to the Oaktree Shareholders Agreement, of the Common Shares held by Dry Bulk Holdings and its affiliates above the voting cap set forth in the Oaktree Shareholders Agreement.  The Reporting Persons disclaim beneficial ownership of these additional Common Shares except to the extent of their pecuniary interest therein.

(c)

Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) and (e)

Not applicable.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 9 of 13

Item 6.	Interest in Securities of the Issuer

On June 16, 2014, the Issuer entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Star Synergy LLC, a Marshall Islands limited liability company and a wholly owned subsidiary of the Issuer (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Issuer (“Pappas Holdco Merger Sub” and together with Oaktree Holdco Merger Sub, the “Merger Subs”), Oaktree OBC Holdings LLC, a Marshall Islands limited liability company controlled by investment funds managed by Oaktree Capital Management, L.P. (the “Oaktree Holdco”), the Pappas Holdco (together with the Oaktree Holdco, the “Oceanbulk Holdcos”), Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (“the “Oaktree Seller”) and Millennia Holdings (together with Dry Bulk Holdings, the “Sellers”), pursuant to which, on July 11, 2014, each of the Oceanbulk Holdcos merged with and into one of the Merger Subs (the “Merger”), with the Merger Subs continuing as the surviving companies and wholly owned subsidiaries of the Issuer.  The Oceanbulk Holdcos collectively own all of the outstanding equity interests in Oceanbulk, which, through their subsidiaries, own and operate a fleet of 12 dry bulk carrier vessels, with an average age as of May 31, 2014 of 5.3 years and an aggregate capacity of approximately 1.4 million dwt, including five Capesize vessels, two Post-Panamax vessels, three Kamsarmax vessels and two Supramax vessels or own contracts for the construction of 25 newbuilding dry bulk vessels with fuel efficiency specifications at shipyards in Japan and China.  Prior to the closing of the Merger, investment funds affiliated with Dry Bulk Holdings beneficially owned approximately 19.6% of the outstanding Common Shares and, indirectly through Oaktree Holdco, also beneficially owned 90% of the equity interests in Oceanbulk.  As part of the Merger, the Issuer agreed to acquire two Kamsarmax vessels (the “Heron Vessels”) from Heron Ventures Ltd. (the “Heron JV”), a joint venture in which Oceanbulk owns indebtedness that is convertible into 50% of the equity of the Heron JV, for an aggregate of 2,115,206 Common Shares of the Issuer (the “Heron Consideration”).

In addition, the Issuer also entered into the Share Purchase Agreement, dated as of June 16, 2014 (as amended from time to time, the “Pappas Agreement”) with the Pappas Entities, entities controlled by certain members of the family of the Issuer’s Chief Executive Officer and Director, Mr. Petros Pappas, including Milena Maria Pappas, pursuant to which the Issuer has agreed to, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, substantially concurrently with the completion of the Merger, acquire all of the issued and outstanding shares of Dioriga and Positive Shipping, which own and operate a dry bulk carrier vessel and a contract for the construction of a newbuilding drybulk carrier with fuel efficient specifications, respectively (such vessels being the “Pappas Vessels”, and the acquisition of the Pappas Vessels being the “Pappas Companies Acquisition”).

Pursuant to resolutions of a Special Committee of the Board consisting of two disinterested directors who are not officers, employees, representatives, agents or affiliates of the Sellers, the Oceanbulk Holdcos or the Pappas Entities, and who do not have an economic interest in the Sellers, the Oceanbulk Holdcos or the Pappas Entities (the “Special Committee”), the Special Committee unanimously determined that the Merger Agreement, the Pappas Agreement, and the transactions contemplated thereby (the “Transactions” and collectively with the Merger Agreement and the Pappas Agreement, the “Merger Agreement Proposal”) as well as the Merger

CUSIP No. Y8162K121	SCHEDULE 13D	Page 10 of 13

Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Issuer and the stockholders of the Issuer, other than the Sellers and their respective affiliates (the “Unaffiliated Stockholders”).  The Special Committee also unanimously declared advisable the Merger Agreement, the Pappas Agreement and the Transaction, including the Merger, and unanimously recommended to the Board that the Merger Agreement Proposal be approved by the Board and submitted for a vote at a meeting of the Issuer’s stockholders.  The Special Committee made its determination after consultation with its independent legal and financial advisors and consideration of a number of factors, including a fairness opinion presented to the Special Committee by its independent financial advisors.  Following the recommendation of the Special Committee, all of the members of the Board, other than Mr. Petros Pappas and Ms. Milena Maria Pappas, who recused themselves from the Board’s vote based on the reasons set forth below, pursuant to resolutions adopted at a meeting of the Board held on June 15, 2014, (i) determined that the Merger Agreement Proposal as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approved, adopted and declared advisable the Merger Agreement, the Pappas Agreement and the Transactions as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration, (iii) resolved to recommend that the Merger Agreement Proposal be submitted at a meeting of the Issuer’s stockholders for approval and (iv) adopted the recommendation by the Special Committee that the Issuer’s stockholders approve the Merger Agreement Proposal.  Mr. Petros Pappas and Ms. Milena Maria Pappas recused themselves from the Board’s vote authorizing the Transactions due to their relationships with the Sellers, Dioriga, Positive Shipping and the Pappas Entities.

The Issuer’s stockholders approved the Merger Agreement Proposal at a special meeting of the Issuer that was held on July 11, 2014, and the Merger closed on July 11, 2014.  Upon the closing of the Merger, all of the membership interests of the Oceanbulk Holdcos that were outstanding immediately prior to the effective time of the Merger were automatically converted into the right to receive an aggregate of 48,395,766 Common Shares (the “Merger Consideration”), together with the Heron Consideration and certain distributions from the Heron JV. The closing of the Pappas Companies Acquisition occurred substantially concurrently with the completion of the Merger, at which time Mirabel received 3,592,728 Common Shares (the “Pappas Consideration”), which represents 4.3% of the outstanding Common Shares and, together with the 50,511,472 Common Shares issued pursuant to the Merger Agreement, including the Heron Consideration, represents 64.7% of the outstanding Common Shares immediately after the closing thereof.

By virtue of the Merger and the Pappas Companies Acquisition, the Issuer has agreed to assume, including by way of refinance, all of the outstanding indebtedness of Oceanbulk, Dioriga and Positive Shipping.  The Issuer has also agreed to refinance the indebtedness of the Heron JV applicable to the Heron Vessels as of the date the Issuer acquires such Heron Vessels.  If the Merger, including the acquisition of the Heron Vessels and the Pappas Vessels, had closed on March 31, 2014, the Issuer would have had total outstanding indebtedness of $383.99 million and the book value of the Issuer’s assets would have been $1,364.97 million.

Pursuant to a Shareholders Agreement (the “Shareholders Agreement”), dated July 11, 2014, by and among the Issuer, on the one hand, and Millennia Holdings, Petros Pappas, Milena Maria Pappas and Alexander Pappas (collectively, and together with the entities affiliated with Petros Pappas, Milena Maria Pappas and Alexander Pappas, the “Pappas Shareholders”), the

CUSIP No. Y8162K121	SCHEDULE 13D	Page 11 of 13

Pappas Shareholders agreed to, among other things, voting restrictions and ownership limitations.  In particular:

•
The Pappas Shareholders will be required to vote their voting securities in excess of a 14.9% “voting cap” (subject to adjustment as provided in the Shareholders Agreement) proportionately with the votes cast by the other shareholders.

•
The Pappas Shareholders are subject to standstill restrictions, which include acting alone or in concert with third parties to seek to control or influence the management, board or policies of the Issuer or any of its subsidiaries (other than with respect to the nomination of any nominees proposed by the Issuer’s nominating and corporate governance committee).

•
Any future investments or business arrangements between the Pappas Shareholders and the Oaktree Seller and its affiliates (the “Oaktree Shareholders”) shall not cause (i) any Pappas Shareholder to be deemed an affiliate of, or constitute a group or beneficially own any equity securities of the Issuer beneficially owned by, the Oaktree Shareholders or (ii) the equity securities of the Issuer held by the Oaktree Shareholders to be deemed to be subject to the provisions of the Shareholders Agreement.

•
Any transactions between the Pappas Shareholders and its affiliates, on the one hand, and the Issuer or its subsidiaries, on the other hand, will require the approval of the disinterested directors of the Issuer, with certain limited exceptions.

•
Until the earliest of (x) the date of the termination of the Shareholders Agreement, (y) the 36-month anniversary of the date of the Shareholders Agreement and (z) the date that Petros Pappas ceases to be the Chief Executive Officer of the Issuer, if a Pappas Shareholder (or any affiliate thereof) acquires knowledge of a potential dry-bulk transaction or dry-bulk matter which may, in such Pappas Shareholder’s good faith judgment, be a business opportunity for both such Pappas Shareholder and the Issuer (subject to certain exceptions), such Pappas Shareholder (and its Affiliate) shall have the duty to promptly communicate or offer such opportunity to the Issuer. If the Issuer does not notify the applicable Pappas Shareholder within five business days following receipt of such communication or offer that it is interested in pursuing or acquiring such opportunity for itself, then such Pappas Shareholder (or its Affiliate) shall be entitled to pursue or acquire such opportunity for itself.

In connection with the Merger Agreement, on July 11, 2014, the Pappas Shareholders, the Oaktree Shareholders and the Monarch Stockholders entered into an Amended and Restated Registration Rights agreement with the Issuer (the “Registration Rights Agreement”).  Pursuant to the terms of the Registration Rights Agreement, the Issuer has, among other things, committed to prepare and file a resale registration statement within 30 days of the closing date of the Merger, which shall cover the resale of shares owned by the Oaktree Shareholders, the Pappas Shareholders and the Monarch Stockholders.  In addition, the Registration Rights Agreement also provides the Oaktree Shareholders with certain demand registration rights and the Oaktree Shareholders, Pappas Shareholders and the Monarch Stockholders with certain shelf registration rights in respect of any common shares held by them, subject to certain conditions, including those shares acquired pursuant to the Merger Agreement. In addition, in the event that the Issuer registers additional common shares for sale to the public following the closing of the Transactions, the Issuer will be required to give notice to the Oaktree Shareholders, Pappas Shareholders and

CUSIP No. Y8162K121	SCHEDULE 13D	Page 12 of 13

Monarch Stockholders of its intention to effect such registration and, subject to certain limitations, the Issuer will be required to include common shares held by those holders in such registration.  The Issuer will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of any holder’s securities pursuant to the Registration Rights Agreement.  The Registration Rights Agreement will include customary indemnification provisions in favor of the Oaktree Shareholders, the Pappas Shareholders and the Monarch Stockholders, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or relating to any filing or other disclosure made by us under the securities laws relating to any such registration.

The foregoing summaries of (i) the Merger Agreement and the transactions contemplated thereby, (ii) Pappas Agreement and the transactions contemplated thereby, (iii) the Shareholders Agreement and the transactions contemplated thereby and (iv) the Registration Rights Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, the Pappas Agreement, the Shareholders Agreement and the Registration Rights Agreement filed herewith as Exhibits 2, 3, and 5, respectively, which are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2
Agreement and Plan of Merger, dated as of June 16, 2014, among Star Bulk Carriers Corp., Star Synergy LLC, Star Omas LLC, Oaktree OBC Holdings LLC, Millennia Limited Liability Company and the other parties named therein (incorporated by reference to the Exhibit 99.2 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 15, 2014).

Exhibit 3
Share Purchase Agreement, dated as of June 16, 2014, among Star Bulk Carriers Corp., Mirach Shipping Company Limited, Bluesea Invest and Holding Limited and Mirabel Shipholding & Invest Limited (incorporated by reference to the Exhibit 99.3 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 15, 2014).

Exhibit 4
Shareholders Agreement, dated as of July 11, 2014, by and among Star Bulk Carriers Corp., Millennia Holdings LLC, Petros Pappas, Milena Pappas and Alexander Pappas (incorporated by reference to the Exhibit 99.3 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 15, 2014).

Exhibit 5
Amended and Restated Registration Rights Agreement, dated as of July 11, 2014, by and among Star Bulk Carriers Corp. and the shareholders and their affiliates party thereto (incorporated by reference to the Exhibit 99.5 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 15, 2014).

CUSIP No. Y8162K121	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of July 22, 2014

MILLENNIA HOLDINGS LLC

By:	Oceanbulk Maritime, S.A., its Manager

By:	/s/ Alicia Williams Romero
Name: Alicia Williams Romero
Title: President/Director

OCEANBULK MARITIME S.A.

By:	/s/ Alicia Williams Romero
Name: Alicia Williams Romero
Title: President/Director

MIRABEL SHIPHOLDING & INVEST LIMITED

By:	/s/ Paul Andy Williams
Name: Paul Andy Williams
Title: Director

MILENA MARIA PAPPAS

/s/ Milena Maria Pappas

ANNEX A

Millennia Holdings LLC

The manager of Millennia Holdings LLC is Oceanbulk Maritime S.A.

Oceanbulk Maritime S.A.

The executive officers and directors of Oceanbulk Maritime S.A. are as follows: Alicia Williams Romero serves as President and director, Melida De Yau serves as Vice President and director, Heidi Blake De Boyce serves as Secretary, Treasurer and director and Panagiotis Filippatos serves as Assistant Secretary and director.

Mirabel Shipholding & Invest Limited

The director of Mirabel Shipholding & Invest Limited is Paul Andy Williams.

EXHIBIT 99.1
JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of July 22, 2014.

MILLENNIA HOLDINGS LLC

By:	Oceanbulk Maritime, S.A., its Manager

By:	/s/ Alicia Williams Romero
Name: Alicia Williams Romero
Title: President/Director

OCEANBULK MARITIME S.A.

By:	/s/ Alicia Williams Romero
Name: Alicia Williams Romero
Title: President/Director

MIRABEL SHIPHOLDING & INVEST LIMITED

By:	/s/ Paul Andy Williams
Name: Paul Andy Williams
Title: Director

MILENA MARIA PAPPAS

/s/ Milena Maria Pappas